Exhibit 99.3

British Columbia Securities Commission	29 November 2012
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission

Re: Silvercorp Metals Inc. (the “Company”)

Dear Sirs:

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the notice of change of auditor (the “Notice”) issued on 26 November 2012 by the Company and, based on our knowledge of such information at this time, we agree with the information contained in the Notice, except for item 2 and 3 contained in the Notice in which we have no basis to agree or disagree with.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

Chartered Accountants

cc:	Silvercorp Metals Inc.